Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Administrative Committee
The Home Depot FutureBuilder:

We consent to the incorporation by reference in the Registration Statement No. 333-125332 on Form S-8 of The Home Depot, Inc. of our report dated June 21, 2018, with respect to the Statements of Net Assets Available for benefits of The Home Depot FutureBuilder as of December 31, 2017 and 2016, the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes (collectively, the "financial statements"), supplemental schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2017 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, which report appears in the December 31, 2017 annual report for Form 11-K of The Home Depot FutureBuilder.

/s/ KPMG LLP

Atlanta, Georgia
June 21, 2018